SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

29 OCTOBER 2003
_____

AngloGold Limited
_____
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
_____
(Address of Principal Executive Offices)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: [X] Form 40-F: [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: [ ]   **No:** [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: [ ]   **No:** [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: [ ]   **No:** [X]

Enclosures: GOVERNMENT OF GHANA SUPPORTS ANGLOGOLD'S PROPOSED MERGER WITH ASHANTI GOLDFIELDS COMPANY LIMITED



ANGLOGOLD LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
ISIN : ZAE000043485
JSE Share Code : ANG
("AngloGold")

This announcement does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale or distribution of securities in any jurisdiction in which such offer, sale or distribution is not permitted

GOVERNMENT OF GHANA SUPPORTS ANGLOGOLD'S PROPOSED MERGER WITH ASHANTI GOLDFIELDS COMPANY LIMITED

Earlier this week, the Board of Ashanti Goldfields Company Limited ("Ashanti") confirmed its recommendation of AngloGold's revised merger proposal. AngloGold is pleased that the Government of Ghana has made a statement supporting the merger between AngloGold and Ashanti.

A more detailed announcement setting out the key terms of an agreement between AngloGold and the Government of Ghana to facilitate the expeditious and optimal development of the Obuasi mine's deep level ore reserves, will be made in due course.

Shareholders are advised to continue to exercise caution when dealing in AngloGold's securities until a further announcement is made.

Johannesburg
29 October 2003

AngloGold's JSE Sponsor: UBS

For further information contact:

AngloGold
Steve Lenahan   +27 83 308 2200
Peta Baldwin   +27 11 637 6647
Charles Carter   +1 212 750 7999
Tomasz Nadrowski   +44 7958 749555
                          +1 917 912 4641
Andrea Maxey   +61 8 9425 4604

UBS Investment Bank
James Hartop   +44 20 7567 8000

First Africa
Kofi Adjepong-Boateng   +27 11 327 3666

Citigate Sard Verbinnen
(US Media)
Paul Verbinnen   +1 212 687 8080

Citigate Dewe Rogerson
(UK Media)
Patrick Donovan   +44 20 7638 9571

Channel 2
(Ghanaian Media)
David Ampofo   +233 21 666 643

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, those statements concerning (i) timing, fulfillment of conditions, tax treatment and completion of the Merger, (ii) the value of the transaction consideration, (iii) expectations regarding production and cost savings at the combined group's operations and its operating and financial performance and (iv) synergies and other benefits anticipated from the Merger. Although AngloGold and Ashanti believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of important terms of the Merger and important factors and risks involved in the companies' businesses, which could cause the combined group's actual operating and financial results to differ materially from such forward-looking statements, refer to AngloGold's and Ashanti's filings with the US Securities and Exchange Commission (the "SEC"), including AngloGold's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 7 April 2003 and Ashanti's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 17 June 2003 and any other documents in respect of the Merger that are furnished to the SEC by AngloGold or Ashanti under cover of Form6-K.

Neither AngloGold, Ashanti nor the combined group undertakes any obligation to update publicly or release any revisions to publicly update any forward-looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with the Merger, AngloGold will file with, or otherwise furnish to, the SEC a scheme document/prospectus. Investors and security holders are urged to carefully read the scheme document/prospectus regarding the Merger when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the scheme document/prospectus (when it is available) and other documents containing information about AngloGold and Ashanti, without charge, at the SEC's website at www.sec.gov. Copies of the scheme document/prospectus together with any SEC filings that may be incorporated by reference in the scheme document/prospectus may also be obtained free of charge by directing a request to: AngloGold Limited, 11 Diagonal Street, Johannesburg 2001, PO Box 62117, Marshalltown 2107, South Africa, Attention: Chris R. Bull, Company Secretary, telephone +27 11 637 6000, fax: +27 11 637 6624.

UBS Investment Bank and First Africa Group Holdings (Pty) Limited ("First Africa") are acting for AngloGold and no one else in connection with the Merger and will not be responsible to anyone other than AngloGold for providing the protections afforded to clients of UBS Investment Bank or First Africa or for providing advice in relation to the Merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 29 OCTOBER 2003

By: /s/ C R BULL

Name: C R Bull
Title: Company Secretary